EXHIBIT 12

IMC Global Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31
	2000	1999	1998	1997	1996
Fixed charges:
Interest charges	$ 112.6	$ 111.4	$ 104.7	$ 40.2	$ 43.6
Rent expense	5.0	6.4	7.5	6.0	5.8
Total fixed charges	$ 117.6 ======	$ 117.8 ======	$ 112.2 ======	$ 46.2 ======	$ 49.4 ======

Earnings:
Earnings (loss) from continuing operations before minority interest	$ 118.7	$ (390.9)	$ 254.1	$ 224.6	$ 388.7
Interest charges	112.6	111.4	104.7	40.2	43.6
Rent expense	5.0	6.4	7.5	6.0	5.8
Total earnings	$ 236.3 ======	$ (273.1) ======	$ 366.3 ======	$ 270.8 ======	$ 438.1 ======

Ratio of earnings to fixed charges	2.01	-[a]	3.26	5.86	8.87
Adjusted ratio of earnings to fixed charges	n/a	3.21[b]	5.01[c]	9.84[d]	10.59[e]

aThe Company's earnings were insufficient to cover fixed charges by $390.9 million for the year ended December 31, 1999.
bThe adjusted ratio of earnings to fixed charges for the year ended December 31, 1999 excludes special charges of $651.7 million.
cThe adjusted ratio of earnings to fixed charges for the year ended December 31, 1998 excludes special charges of $195.3 million.
dThe adjusted ratio of earnings to fixed charges for the year ended December 31, 1997 excludes special charges of $183.7 million.
eThe adjusted ratio of earnings to fixed charges for the year ended December 31, 1996 excludes special charges of $84.9 million.
n/a not applicable.